Dynamic Digital Depth Inc.
2120 Colorado Avenue, Suite 100
Santa Monica, California 90404-3504

January 8, 2002

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Attn: Barbara C. Jacobs
Division of Corporate Finance

Dear Ms. Jacobs:

Re:	Request for Withdrawal of a Registration Statement on Form F-1, File No. 333-57612

        Pursuant to Rule 477(a) and Rule 478(c), promulgated under the Securities Act of 1933, as amended, Dynamic Digital Depth Inc., an Alberta, Canada corporation and foreign private issuer (the "Company"), hereby requests to withdrawal its registration statement on Form F-1, File No. 333-57612, filed with the Securities and Exchange Commission (the "Commission") on March 26, 2001, and amended on November 16, 2001 (the "Registration Statement").

        The Company is concurrently filing with this request a Form 15 to terminate its registration under the Securities Exchange Act of 1934 (the "Act"), as amended, in accordance with Rule 12g-4(a)(2)(i) and Rule 12h-3(b)(2)(i). As a result of the Company's request to terminate is registration under the Act, the Company requests that the Registration Statement be withdrawn to avoid the obligation of the Company to remain registered under the Act once the Registration Statement is declared effective. The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protections of investors. No securities were offered or sold under or in connection with the Registration Statement.

        The Company requests pursuant to Rule 477(c) that the Commission, after finding that the withdrawal hereby requested is consistent with the public interest and the protections of investors, issue an order granting the withdrawal of the Registration Statement which states "Withdrawn upon the request of the registrant, the Commission consenting thereto."

        If you have any questions regarding this application, please call our legal counsel, Mr. Joseph P. Galda of Hodgson Russ LLP at (716) 856-4000. Thank you for your assistance in this matter.

Very truly yours,
DYNAMIC DIGITAL DEPTH INC.
By: /s/ Mark N. Schwartz
Mark N. Schwartz Chief Financial Officer

cc:    Loryn Zerner, Securities and Exchange Commission, Division of Corporate Finance
        Joseph P. Galda, Esq., Hodgson Russ LLP